UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FGC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Broadway, Suite 1002
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender — 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FGC SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



None

KINGA KATARZYNA KNAP
Notary Public - State of New York
NO. 01KN6281650
Qualified in Suffolk County
My Commission Expires May 13, 2021

01/30/2020

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of FGC Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FGC Securities, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2020



9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

FGC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Cash	$	1,413,123
Deposits with clearing broker		50,330
Accounts receivable		441,275
Fixed assets (net of accumulated depreciation of $52,569)		4,002
Prepaid expenses and other		84,658
Total assets	$	1,993,388

Liabilities and member's equity

Liabilities:

Accounts payable	$	32,059
Accrued commission payable		20,000
Due to Parent		15,963
Due to clearing broker		4,050
Other current liabilities		32,184
Total liabilities		104,256
Member's equity		1,889,132
Total liabilities and member's equity	$	1,993,388

The accompanying notes are an integral part of these financial statements.

FGC SECURITIES, LLC

STATEMENT OF INCOME

For the year ended December 31, 2019

Revenues:	
Total return swap commissions	$ 6,074,232
Futures	923,059
Option commissions	323,223
Other income	51
Total revenues	7,320,565
Expenses:	
Compensation and benefits	1,257,596
Professional fees	75,442
Occupancy	200,115
Communications and data processing	494,544
Insurance	106,962
Regulatory fees	37,871
Clearing fees	253,598
State and Local Income Taxes	125,242
Travel and entertainment	189,664
Depreciation	7,059
Other expenses	98,236
Total expenses	2,846,329
Net Income	$ 4,474,236

The accompanying notes are an integral part of these financial statements.

FGC SECURITIES, LLC

STATEMENT OF CASH FLOW

For the year ended December 31, 2019

Cash flows from operating activities	
Net income	$ 4,474,236
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Change in operating assets and liabilities:	
Depreciation	7,059
Prepaid expenses and other	17,966
Accounts Receivable	691,879
Deposits with clearing broker	(51)
Accounts payable	(17,038)
Accrued commissions payable	(405,000)
Due to Parent	8,963
Accrued bonus payable	(5,000)
Due to clearing broker	(500)
Other current liabilities	(22,358)
Net cash provided by operating activities	4,750,156
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Member distributions	(5,400,000)
Net cash used in financing activities	(5,400,000)
Net decrease in cash and cash equivalents	(649,844)
Cash and cash equivalents, beginning of year	2,062,966
Cash and cash equivalents, end of year	$ 1,413,122
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ 115,366

The accompanying notes are an integral part of these financial statements.

FGC SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2019

Member's equity - December 31, 2018	$ 2,814,896
Net income	4,474,236
Member distributions	(5,400,000)
Member's equity - December 31, 2019	$ 1,889,132

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business Activity

FGC Securities, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation (SIPC). The Company is wholly-owned by FGC Holdings LLC (the "Member").

The Company received its FINRA approval for membership on November 21, 2012. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities over-the-counter and engaging as a put and call broker solely on behalf of institutional investors.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions by way of trade executions of option, futures and total return swaps for institutional customers.

Revenue for all transactions is earned on the trade date, at the time that execution is completed. The time of execution is defined by one of the following events: a] the time at which options or futures are crossed on a recognized options or futures exchange; b] the time at which a swap transaction is crossed on a recognized Swap Execution Facility (SEF); or c] the time at which the Company receives bilateral agreement of the trade confirmation from each counterpart to a non-SEF reportable total return swap.

At each calendar month-end, the Company aggregates, by transaction type and customer, all commissions earned during that month. It then provides each customer a single monthly invoice, detailing the summary of commissions earned during that prior month.

B. Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C.   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D.   Recent Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by Lessess. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included in the statement of operations.

4. Commitments and Contingencies

The Company currently is leasing its premises on a three year, two month term beginning March 2017. Rent expense for the year ended December 31, 2019 amounted to $200,115 and is reported as occupancy on the statement of operations.

Future lease commitments	Year	Amount
	2020	75,745
	Total	$75,745

The Company had no other lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital of $1,379,197 was $1,372,247 in excess of its required net capital of $6,950. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

7. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful life for fixed assets is 5 years.

Fixed assets consist of the following:

Furniture and fixtures	$56,571
Less: Accumulated depreciation	(52,569)
Net fixed assets	$4,002

Depreciation expense for the year ended December 31, 2019 was $7,059.

8. Subsequent Events

The Company has evaluated events and transactions subsequent to year end through to the date these statements were available for issuance and no events have been identified which require disclosure.

FGC SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

December 31, 2019

Net capital

Total member's equity	$ 1,889,132
Non-allowable assets, deductions and/or charges	
Account receivables in excess of related accounts payable	421,275
Prepaid assets	84,658
Fixed assets	4,002
Total non-allowable assets, deductions and/or charges	509,935
Net capital before haircuts on securities	1,379,197
Haircuts	0
Net capital under SEC Rule 15c3-1	$ 1,379,197

Aggregate indebtedness

Accounts payable, accrued expenses and other liabilites	$	104,256
Total aggregate indebtedness	$	104,256

Computation of net capital requirement

Minimum net capital requirements (the greater of $5,000		
or 6 2/3% of aggregated indebtedness)	$	6,950
Net capital in excess of minimum requirement	$	1,372,247
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum net capital requirement	$	1,368,771
Ratio of aggregate indebtedness to net capital		.07 to 1

No material difference exist between the above computation and the computation included
in the Company's corresponding unaudited Form X-17a-5 Part II filing at December 31, 2019

FGC SECURITIES LLC

SCHEDULE II - RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF UNAUDITED FORM X-17A-5

December 31, 2019

	Net Capital Computation (Unaudited)	Net Capital Computation (Audited)	Change
Net capital			
Total member equity	$ 1,889,132	$ 1,889,132	$ -
Non-allowable assets, deductions and/or charges			
Account Receivables in excess of related Accounts Payable	421,275	421,275	-
Prepaid Expenses	84,658	84,658	-
Furniture & Fixtures	4,002	4,002	-
Total non-allowable assets, decutions and/or charges	509,935	509,935	-
Net capital before haircut on securities	1,379,197	1,379,197	-
Haircuts	0	0	-
Net capital under SEC Rule 15c3-1	$ 1,379,197	$ 1,379,197	$ -
Aggregate indebtedness			
Accounts payable, accrued expenses and other liabilites	$ 104,256	$ 104,256	$ -
Total aggregate indebtedness	$ 104,256	$ 104,256	$ -
Computation of net capital requirement			
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 6,950	$ 6,950	$ -
Net capital in excess of minimum requirement	$ 1,372,247	$ 1,372,247	$ -
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 1,368,771	$ 1,368,771	$ -
Ratio of aggregate indebtedness to net capital	.07 to 1	.07 to 1	0

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission
No material difference exists between the broker's most recent, unaudited, Part IIA

FGS SECURITIES, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
  REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

FGS SECURITIES, LLC
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE
   REQUIREMENTS UNDER SEC RULE 15c3-3
 DECEMBER 31, 2019

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of FGC Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) FGC Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FGC Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) FGC Securities, LLC stated that FGC Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. FGC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FGC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2020



9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle



FGC SECURITIES, LLC
915 Broadway – Ste 1002
New York, NY 10010
T: (212) 931-0746

FGC Securities, LLC

Exemption Report

FGC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2019 without exception.

FGC Securities, LLC



CEO

January 30, 2020

Date